UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)  *

TriMas Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
896215209
(Cusip Number) Seth Hendon c/o Tinicum Lantern II L.L.C. 800 Third Avenue 40th Floor New York, NY 10022 212-446-9300
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
August 3, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or  240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  (Continued on following pages)
Page 1 of 13 Pages

13D
CUSIP No. 896215209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Capital Partners II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 1,520,100 Shares, which is 4.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,507,751
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,507,751
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,751
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 13 Pages

13D
CUSIP No.896215209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Capital Partners II Parallel Fund, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 1,520,100 Shares, which is 4.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,843
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,843
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,843
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 13 Pages

13D
CUSIP No.896215209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Capital Partners II Executive Fund L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 1,520,100 Shares, which is 4.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,506
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,506
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 13 Pages

13D
CUSIP No.896215209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Lantern II L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 1,520,100 Shares, which is 4.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,520,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,520,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,520,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 13 Pages

13D
CUSIP No.896215209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Terence M. O’Toole
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 1,520,100 Shares, which is 4.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,520,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,520,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,520,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 13 Pages

13D
CUSIP No.896215209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric M. Ruttenberg
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 1,520,100 Shares, which is 4.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,520,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,520,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,520,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 13 Pages

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on July 10, 2008 (together with all prior and current amendments thereto, this “Schedule 13D”).

Item 5.  Interests In Securities Of The Issuer

    Item 5 is amended and restated in its entirety as follows:

            The Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 34,037,885 Shares outstanding as of August 3, 2010, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 2010 filed with the Securities and Exchange Commission on August 3, 2010.

(c)
The dates, number of Shares involved and the price per Share (including commissions) for all transactions in the Shares by the Funds in the past 60 days are set forth on Schedules A-C hereto and are incorporated herein by reference.  All of such transactions were open-market transactions.

(d)
The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein.  The Individual Reporting Persons are managing members of the Manager.

(e)	As of August 3, 2010, each of the Funds ceased to be a beneficial owner of more than five percent of the class of securities.

             The Manager

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Manager is incorporated herein by reference.

(c)	None.

(d)
The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein.  The Individual Reporting Persons are managing members of the Manager.

(e)	As of August 3, 2010, the Manager may no longer be deemed a beneficial owner of more than five percent of the class of securities.

Page 8 of 13 Pages

            The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

(c)	None.

(d)
The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein.  The Individual Reporting Persons are managing members of the Manager.

(e)	As of August 3, 2010, each of the Individual Reporting Persons may no longer be deemed a beneficial owner of more than five percent of the class of securities.

    The Shares reported hereby for each of the Funds are owned directly by such Fund.  The Manager, as general partner of each of TCP II and the Parallel Fund and managing member of the Executive Fund, may be deemed to be a beneficial owner of all such Shares owned by the Funds.  The Individual Reporting Persons, as managing members of the Manager, may each be deemed to be a beneficial owner of all such Shares owned by the Funds.  Each of the Manager and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Page 9 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2010

/s/ Eric M. Ruttenberg
TINICUM LANTERN II L.L.C.,
On its own behalf,
as the General Partner of
TINICUM CAPITAL PARTNERS II, L.P. and
TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.
and as the Managing Member of
TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.
By Eric M. Ruttenberg
Managing Member

/s/ Terence M. O'Toole
Terence M. O’Toole

/s/ Eric M. Ruttenberg
Eric M. Ruttenberg

Page 10 of 13 Pages

SCHEDULE A

TINICUM CAPITAL PARTNERS II, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
8/3/2010 8/4/2010 8/5/2010 8/6/2010 8/9/2010	99,187 32,534 26,186 40,469 41,658	13.19 13.46 13.62 13.59 13.83

Page 11 of 13 Pages

SCHEDULE B

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
8/3/2010 8/4/2010 8/5/2010 8/6/2010 8/9/2010	516 169 136 210 217	13.19 13.46 13.62 13.59 13.83

Page 12 of 13 Pages

SCHEDULE C

TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
8/3/2010 8/4/2010 8/5/2010 8/6/2010 8/9/2010	297 97 78 121 125	13.19 13.46 13.62 13.59 13.83

Page 13 of 13 Pages